UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            REGENCY AFFILIATES, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758847107
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                                 (CUSIP Number)

                        Todd J. Emmerman, Esq.
                        c/o Kattan Muchin Zavis Rosenman
                        575 Madison Avenue
                        New York, New York  10022
                        (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 7, 2002
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758847107                    13D                           Page 2 of 8
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Holdings LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     1,752,049 Shares(1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,752,049 Shares(1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,752,049 Shares(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.34%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                           Page 3 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,752,049 Shares(1) (comprised of shares owned by Royalty
                                          Holdings LLC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,752,049 Shares(1) (comprised of shares owned by Royalty
    WITH                                  Holdings LLC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,752,049 Shares(1) (comprised of shares owned by Royalty Holdings LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.34%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                           Page 4 of 8
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurence S. Levy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,777,049 Shares(1) (comprised of 1,752,049 shares owned
                                          by Regency Holdings LLC and options
                                          to acquire 25,000 shares to be issued
                                          to Mr. Levy)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,777,049 Shares(1) (comprised of 1,752,049 shares owned
                                          by Regency Holdings LLC and options
                                          to acquire 25,000 shares to be issued
                                          to Mr. Levy)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,777,049 Shares(1) (comprised of 1,752,049 shares owned by Regency
                           Holdings LLC and options to acquire 25,000 shares to be issued to Mr. Levy)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.68%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                           Page 5 of 8
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Neil N. Hasson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     25,000 Shares (comprised of options to acquire 25,000
                                    shares to be issued to Mr. Hasson)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            25,000 Shares (comprised of options to acquire 25,000
    WITH                            shares to be issued to Mr. Hasson)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,000 Shares (comprised of options to acquire 25,000 shares to be issued to Mr. Hasson)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 is filed by (i) Royalty Holdings LLC ("Royalty LLC"), (ii) Royalty Management, Inc. ("Royalty Inc."), (iii) Laurence S. Levy and (iv) Neil N. Hasson (collectively, the "Reporting Persons") and amends the Statement on Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on October 28, 2002. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            On November 7, 2002, Royalty LLC, the holder of a Convertible Promissory Note of the Company due October 16, 2012 (the "Convertible Note") in the principal amount of $3,500,000, converted $1,495,902 of the principal amount of the Note (and all accrued and unpaid interest on such amount) into 750,000 shares of the Company's Common Stock, at an exercise price of $2.00 per share.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated as follows:

            As of the close of business on November 7, 2002:

            (i) Royalty LLC is the beneficial owner of 1,752,049 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note), comprised of 750,000 shares of Common Stock as well as 1,002,049 shares of Common Stock issuable to Royalty LLC upon conversion of the Convertible Note. Such shares constitute approximately 59.34% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note);

            (ii) Royalty Inc. owns no shares of Common Stock. As the Manager of Royalty LLC Royalty Inc. may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rule, to be the beneficial owner of the 1,752,049 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note) that are beneficially owned by Royalty LLC. Such shares of Common Stock constitute approximately 59.34% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note);

            (iii) As President, sole director and sole stockholder of Royalty Inc., which is the Manager of Royalty LLC, Mr. Levy may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,752,049 shares beneficially owned by Royalty LLC (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note). In addition, pursuant to an employment agreement with the Company, Mr. Levy is entitled to receive options to purchase an additional 25,000 shares of Common Stock. The foregoing shares of Common Stock that may be deemed to be beneficially owned by Mr. Levy, in the aggregate, constitute approximately 59.68% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note and exercise of such options); and

            (iv) Pursuant to an employment agreement with the Company, Mr. Hasson is entitled to receive options to purchase 25,000 shares of Common Stock. Such shares of Common Stock constitute approximately 1.27% of the shares of Common Stock outstanding (assuming exercise of such options).

            (c) Item 5(c) is hereby amended as follows:

            Reference is made to Item 3 above.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2002

                                          ROYALTY HOLDINGS LLC

                                          By: Royalty Management, Inc., Manager

                                          By: /s/ Laurence S. Levy
                                              ---------------------------------
                                          Name:  Laurence S. Levy
                                          Title: President


                                          ROYALTY MANAGEMENT, INC.

                                          By: /s/ Laurence S. Levy
                                              ---------------------------------
                                          Name:  Laurence S. Levy
                                          Title: President


                                                 /s/ Laurence S. Levy
                                          -------------------------------------
                                                   Laurence S. Levy


                                                 /s/ Neil N. Hasson
                                          -------------------------------------
                                                    Neil N. Hasson